                                      Filed Pursuant to Rule 424(b)(5)
                                      Registration No. 333-61575

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 13, 1998)

                                2,700,000 SHARES

                              SUNTRUST BANKS, INC.

                                  COMMON STOCK

                             ----------------------

      Pursuant to this Prospectus Supplement, we are offering and selling 2,700,000 shares of common stock. We will receive all of the proceeds from the sale of the common stock. Our common stock is listed on the New York Stock Exchange under the symbol "STI." The last reported sale price for the common stock on the New York Stock Exchange December 4, 1998 was $74 3/4 per share.

                             ----------------------

                                                     PER SHARE      TOTAL
                                                     ---------   ------------
Offering price.....................................   $71.00     $191,700,000
Proceeds, before expenses, to SunTrust Banks,
  Inc..............................................   $71.00     $191,700,000

      The shares of common stock are being offered and sold directly to three purchasers at the negotiated offering price set forth above. No agent, underwriter or dealer is participating in the sale of common stock pursuant to this prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We expect that the shares of common stock will be ready for delivery to the purchasers on or about December 9, 1998.

                             ----------------------

           The date of this prospectus supplement is December 4, 1998

                             ----------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference.............  S-3
The Corporation.............................................  S-3
Recent Developments.........................................  S-3
Use of Proceeds.............................................  S-4
Plan of Distribution........................................  S-5

                            PROSPECTUS
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
The Corporation.............................................    3
Recent Developments.........................................    3
Use of Proceeds.............................................    3
Certain Regulatory Considerations...........................    4
Description of Capital Stock................................    6
Plan of Distribution........................................    8
Legal Matters...............................................    9
Experts.....................................................    9

     You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

     This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to by any securities other than the common stock. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy such common stock in any such circumstances in which such offer or solicitation is unlawful.

     Information in this prospectus supplement or in the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus, or the sale of the common stock, as an indication that there has been no change in our affairs since those dates.

     The following information may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. All references to "we", the "Corporation" or "SunTrust" in this prospectus supplement and the accompanying prospectus mean SunTrust Banks, Inc. and its subsidiaries, including its subsidiary banks, except where it is made clear that the term means only the parent company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We hereby incorporate by reference into this prospectus supplement the Joint Proxy Statement/Prospectus (the "Joint Proxy Statement") of SunTrust Banks, Inc. and Crestar Financial Corporation ("Crestar") dated November 13, 1998, which is contained in SunTrust's Registration Statement on Form S-4, as amended, that was initially filed with the Securities and Exchange Commission on August 14, 1998 (File No. 333-61539).

                                THE CORPORATION

     We are a regional bank holding company headquartered in Atlanta, Georgia. Our three principal subsidiaries are SunTrust Banks of Florida, Inc., headquartered in Orlando, Florida, SunTrust Banks of Georgia, Inc., headquartered in Atlanta, Georgia, and SunTrust Banks of Tennessee, Inc., headquartered in Nashville, Tennessee.

     Through our subsidiary banks, we conduct a broad range of commercial banking activities, including accepting demand, time and savings deposits, making both secured and unsecured business and consumer loans and leases, extending commercial lines of credit, issuing and servicing credit cards and certain other types of revolving credit accounts, providing commercial factoring services, cash management services, investment counseling, safe deposit services, personal and corporate trust and other fiduciary services and engaging in leasing, mortgage banking, correspondent banking, international banking, investment banking, trading in U.S. government securities and municipal bonds and underwriting certain types of securities.

                              RECENT DEVELOPMENTS

THE CRESTAR MERGER

     SunTrust and Crestar have entered into a definitive amended and restated merger agreement dated as of July 20, 1998 pursuant to which a wholly owned subsidiary of SunTrust will be merged with and into Crestar (the "Merger"). In the Merger, each share of common stock of Crestar then outstanding will be converted into the right to receive 0.96 shares of common stock of SunTrust. The Merger is intend to qualify as a tax-free exchange and will be accounted for as a pooling-of-interests.

     Completion of the Merger is subject to customary conditions, including approval by the shareholders of SunTrust and Crestar. The shareholder meetings for such vote are scheduled for December 23, 1998. SunTrust cannot assure you that the Merger will be consummated.

CRESTAR

     Crestar is the holding company for Crestar Bank, which has 396 banking offices in Virginia, Maryland and the District of Columbia. Crestar provides, through various subsidiaries, insurance, equipment and automobile leasing, mortgage banking and full-service securities and investment advisory services. As of September 30, 1998, Crestar had approximately $25.7 billion in total assets, $17.0 billion in total deposits and $2.3 billion in total shareholders' equity.

SUNTRUST DIVIDEND POLICY

     After consummation of the Merger, SunTrust senior management will recommend to the board of directors of SunTrust (which will include four current Crestar directors) that the board increase the annual dividend on SunTrust common stock to $1.38 per share. Crestar's current annual dividend rate is $1.32 per share. At the dividend rate of $1.38 per share, the pro forma equivalent dividend per share of SunTrust stock for current Crestar shareholders would be $1.3248 annually. SunTrust cannot, however, assure these payments. The board of directors will use its discretion in deciding whether and when to declare dividends and in what amount, and will consider all relevant factors in doing so.

RISKS RELATING TO THE MERGER

     The Merger involves the integration of two companies that have previously operated independently. Successful integration of Crestar's operations will depend primarily on SunTrust's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that SunTrust and Crestar will be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Additionally, in determining that the Merger is in the best interests of SunTrust and Crestar, as the case may be, each of the SunTrust board of directors and the Crestar board of directors considered that enhanced earnings may result from the Merger, primarily through the realization of an estimated $130 million per year on a pre-tax basis in 1999 and 2000, respectively, in cost savings from business line consolidation, infrastructure reduction and general and administrative expense savings, and an estimated $20 million and $28 million, on a pre-tax basis, in 1999 and 2000, respectively, in incremental income. SunTrust expects to achieve 75% of such $130 million annual cost savings by the end of 1999 and 100% of such $130 million annual cost savings by the end of 2000. The realization and timing of such operating efficiencies and cost savings could be affected by a number of factors beyond SunTrust's control. Therefore, there can be no assurance that any enhanced earnings will result from the Merger.

                                USE OF PROCEEDS

     The Corporation currently intends to use the net proceeds from this sale of common stock for general corporate purposes, which may include refinancing of debt, including outstanding commercial paper and other short-term indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, and possible acquisitions.

                              PLAN OF DISTRIBUTION

     Under the terms and subject to the conditions of a stock purchase agreement dated December 4, 1998, we have agreed to sell directly to the purchasers named below (the "Purchasers"), and the Purchasers have collectively agreed to purchase from us, 2,700,000 shares of our common stock at an offering price of $71 per share. The following table shows the number of shares of common stock that we will sell to each Purchaser:

                                                              NUMBER
PURCHASER                                                    OF SHARES
---------                                                    ---------
Washington Mutual Investors Fund, Inc......................  1,677,800
American Mutual Fund, Inc..................................    400,000
The Investment Company of America..........................    622,200
                                                             ---------
          Total............................................  2,700,000
                                                             =========

     We are selling our common stock directly to the Purchasers. No agent, underwriter or dealer is participating in the sale of common stock pursuant to this prospectus supplement.

     We expect to incur expenses of approximately $110,000 in connection with this offering.

PROSPECTUS

                             ---------------------

                              SUNTRUST BANKS, INC.

                                  COMMON STOCK

                             ---------------------

     SunTrust Banks, Inc., a Georgia corporation (the "Corporation"), may from time to time offer and sell up to an aggregate of 3,000,000 shares of its common stock, $1.00 par value per share ("Common Stock"). See "Description of Capital Stock." The accompanying Prospectus Supplement sets forth, with respect to the offering of Common Stock in respect of which this Prospectus is being delivered, the specific number of shares of Common Stock and the issuance price per share.

     The Common Stock may be sold directly by the Corporation to the public or through agents, underwriters or dealers, or though a combination of such methods. The accompanying Prospectus Supplement sets forth the names of any agents, underwriters or dealers involved in the sale of the Common Stock in respect of which this Prospectus is being delivered, the number of shares, if any, to be purchased by any such agents, underwriters or dealers and any applicable discounts, concessions or commitments. See "Plan of Distribution." If the Corporation, directly or through agents, solicits offers to purchase the Common Stock, the Corporation reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of the Common Stock. Any agents or underwriters, dealers participating in any offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution" for possible indemnification arrangements for agents, underwriters, dealers and their controlling persons.

     The Common Stock is listed on the New York Stock Exchange under the symbol "STI." On November 11, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $68.88 per share. Any Common Stock offered pursuant to this Prospectus and the accompanying Prospectus Supplement will be listed on the New York Stock Exchange, subject to notice of official issuance.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE THE SALE OF COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 13, 1998.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's Regional Offices in New York (13th Floor, 7 World Trade Center, New York, New York 10048) and Chicago (Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Information regarding the operation of the public reference facilities of the Commission may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, such reports, proxy statements and other information concerning the Corporation can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Corporation has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Corporation hereby incorporates by reference in this Prospectus the following reports filed with the Commission pursuant to the Exchange Act: (a) its Annual Report on Form 10-K for the year ended December 31, 1997, as amended on November 13, 1998, (b) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, as amended on November 13, 1998, June 30, 1998, as amended on November 13, 1998, and September 30, 1998, and (c) its Current Reports on Form 8-K dated January 16, 1998, March 10, 1998, July 20, 1998, August 12, 1998
and November 13, 1998.

     All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and shall be deemed a part hereof from the respective dates of filing of such documents. Any statement contained in this Prospectus or any accompanying Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus or such accompanying Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Corporation will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, except for exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Written requests should be sent to: James C. Armstrong, First Vice President -- Investor Relations, SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308. Telephone requests may be directed to 404-588-7425.

                                THE CORPORATION

     The Corporation is a regional bank holding company with three principal subsidiaries: SunTrust Banks of Florida, Inc., headquartered in Orlando, Florida ("STB of Florida"); SunTrust Banks of Georgia, Inc., headquartered in Atlanta, Georgia ("STB of Georgia"); and SunTrust Banks of Tennessee, Inc., headquartered in Nashville, Tennessee ("STB of Tennessee").

     The Corporation, through its subsidiary banks (the "Subsidiary Banks"), conducts a broad range of commercial banking activities, including accepting demand, time and savings deposits, making both secured and unsecured business and consumer loans and leases, extending commercial lines of credit, issuing and servicing credit cards and certain other types of revolving credit accounts, providing commercial factoring services, cash management services, investment counseling, safe deposit services, personal and corporate trust and other fiduciary services and engaging in leasing, mortgage banking, correspondent banking, international banking, investment banking, trading in U.S. government securities and municipal bonds and underwriting certain types of securities.

     Under the longstanding policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. As a result of this policy, the Corporation may be required to commit resources to the Subsidiary Banks in circumstances where it might not otherwise do so.

     The Corporation's principal executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308, and its telephone number is 404-588-7711.

                              RECENT DEVELOPMENTS

     In connection with the review by the Staff of the Securities and Exchange Commission of documents relating to the Corporation's proposed acquisition of Crestar Financial Corporation ("Crestar"), and the Staff's comments thereon, the Corporation has lowered its provision for loan losses in 1996, 1995 and 1994 by $40 million, $35 million and $25 million, respectively. The effect of this action was to increase the Corporation's net income in those years by $24.4 million, $21.4 million and $15.3 million, respectively. Further, as of December 31, 1997 and 1996, the reserve for loan losses has been decreased by a total of $100 million and shareholders' equity has been increased by a total of $61 million. All amounts included or incorporated by reference herein have been restated to give effect to the above adjustments. The Corporation has amended certain of its reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, to reflect, among other things, the adjustments to its historical financial statements resulting from the foregoing. See "Available Information". All historical financial information for the Corporation and all pro forma financial information for the Corporation and Crestar combined included or incorporated by reference herein have been adjusted to reflect the adjustments to the Corporation's loan loss provision discussed above.

                                USE OF PROCEEDS

     The Corporation currently intends to use the net proceeds from the sale of any Common Stock for general corporate purposes, which may include refinancing of debt, including outstanding commercial paper and other short-term indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities, possible acquisitions and such other purposes as may be stated in any Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds. Except as may be described in any Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of such Prospectus Supplement.

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to bank holding companies and banks and provides certain specific information relevant to the Corporation and its subsidiaries. Federal and state regulation of financial institutions such as the Corporation and the Subsidiary Banks is intended primarily for the protection of depositors and the Federal deposit insurance funds rather than shareholders or other creditors.

GENERAL

     As a bank holding company, the Corporation is subject to the regulation and supervision of the Federal Reserve. The Corporation's Subsidiary Banks are subject to regulation, supervision and examination by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the "Comptroller") and the Federal Deposit Insurance Corporation (the "FDIC").

     The federal banking agencies have broad enforcement powers over depository institutions, including the power to terminate deposit insurance, to impose substantial fines and other civil and criminal penalties, and to appoint a conservator or receiver if certain conditions are met. The federal banking agencies also have broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

     Almost every aspect of the operations and financial condition of the Subsidiary Banks is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments, and the provision of services. Various consumer protection laws and regulations also affect the operations of the Subsidiary Banks. The activities and operations of the Corporation also are subject to extensive federal supervision and regulation which, among other things, limit non-banking activities, impose minimum capital requirements and require approval to acquire more than 5% of any class of voting shares or substantially all of the assets of a bank. In addition to the impact of regulation, banks and bank holding companies may be significantly affected by legislation, which can change banking statutes in substantial and unpredictable ways, and by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS

     The Corporation is a legal entity separate and distinct from its subsidiaries, including the Subsidiary Banks. There are various legal and regulatory limitations under federal and state law on the extent to which the Corporation's subsidiaries, including its bank and bank holding company subsidiaries, can finance or otherwise supply funds to the Corporation.

     The principal source of the Corporation's cash revenues is dividends from its subsidiaries and there are certain limitations under federal, Georgia, Florida, Tennessee and Alabama law on the payment of dividends by such subsidiaries. The approval of the Federal Reserve or the Comptroller, as the case may be, is required if the total of all dividends declared by any state member bank of the Federal Reserve or any national bank in any calendar year exceeds the bank's net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid if a bank's losses equal or exceed its undivided profits, and a dividend may not be paid in excess of a bank's undivided profits. The relevant federal and state regulatory agencies also have authority to prohibit a bank holding company, which would include STB of Florida, STB of Georgia and STB of Tennessee, or a state or national bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute such an unsafe or unsound practice.

     Under Georgia law (which would apply to any payment of dividends by the Corporation's largest subsidiary, SunTrust Bank, Atlanta, to STB of Georgia) the prior approval of the Georgia Department of

Banking and Finance is required before any cash dividends may be paid by a state bank if: (i) total classified assets at the most recent examination of such bank exceed 80% of the equity capital (as defined, which includes the reserve for loan losses) of such bank; (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year; or (iii) the ratio of equity capital to adjusted total assets is less than 6%.

     Retained earnings of the Corporation's banking subsidiaries available for payment of cash dividends under all applicable regulations without obtaining governmental approval were approximately $540.1 million as of December 31, 1997.

     In addition, the Subsidiary Banks and their subsidiaries are subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, the Corporation and its other subsidiaries. Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.

CAPITAL ADEQUACY

     The Federal Reserve has adopted minimum risk-based and leverage capital guidelines for bank holding companies. The minimum required risk-based capital ratio of qualifying total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. As of September 30, 1998, the Corporation's total risk-based capital ratio was 12.83%, including 7.49% of Tier 1 capital. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. As of September 30, 1998, the Corporation's leverage capital ratio was 7.10%. Higher risk-based and leverage ratios may apply under certain circumstances.

     The Subsidiary Banks are subject to similar risk-based and leverage capital requirements adopted by the federal banking agencies.

     Failure to meet capital requirements can subject a bank to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator.

     Federal banking regulations establish five capital categories for depository institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and impose significant restrictions on the operations of an institution that is not at least adequately capitalized. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels and subjected to the supervisory restrictions applicable to institutions in the lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized.

     An undercapitalized depository institution is subject to restrictions in a number of areas, including asset growth, acquisitions, branching, new lines of business, and borrowing from the Federal Reserve. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan and any such guarantee would be entitled to a priority of payment in bankruptcy. A depository institution is treated as if it is significantly undercapitalized if it fails to submit a capital plan that is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital.

     Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to replace or improve management, to reduce total assets, to cease acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

SUPPORT OF SUBSIDIARY BANKS

     Under Federal Reserve policy, the Corporation is expected to serve as a source of financial strength to, and to commit resources to support, each of the Subsidiary Banks. This support may be required at times when, absent such Federal Reserve policy, the Corporation may not be inclined to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. Liability for the losses of commonly controlled depository institutions can lead to the failure of some or all depository institutions in a holding company structure, if the remaining institutions are unable to pay the liability assessed by the FDIC. Any obligation or liability owed by a subsidiary bank to its parent company or to an affiliate of the subsidiary bank is subordinate to the subsidiary bank's cross-guarantee liability for losses of commonly controlled depository institutions.

                          DESCRIPTION OF CAPITAL STOCK

     The Corporation is authorized by its Articles of Incorporation to issue up to 500,000,000 shares of Common Stock, par value $1.00 per share, of which 209,568,155 shares were issued and outstanding as of October 30, 1998 and up to 50,000,000 shares of Preferred Stock, no par value, none of which were issued and outstanding as of October 30, 1998.

COMMON STOCK

     Holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of the Corporation's shareholders and are not entitled to cumulate votes for the election of directors. Holders of the Corporation's Common Stock do not have preemptive rights to subscribe for or to purchase any additional shares of the Corporation. In the event of liquidation, holders of Common Stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of Preferred Stock, if any. Holders of the Corporation's Common Stock are entitled to receive dividends when declared by the Corporation's Board of Directors out of funds legally available therefor, subject to the rights of the holders of Preferred Stock.

     The transfer agent and registrar for the Corporation's Common Stock is SunTrust Bank, Atlanta, Post Office Box 4625, Atlanta, Georgia 30302-4625.

PREFERRED STOCK

     The Board of Directors is empowered by the Corporation's Articles of Incorporation to designate and issue from time to time one or more series of Preferred Stock without shareholder approval. The Board of Directors may fix and determine the preferences, limitations and relative rights of each series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any shares of Preferred Stock.

CHARTER AND BYLAW PROVISIONS

     Shareholders' rights and related matters are governed by the Georgia Business Corporation Code, the Corporation's Articles of Incorporation and its Bylaws. Certain provisions of the Articles of Incorporation and Bylaws of the Corporation, which are summarized below, may discourage or make more difficult any attempt by a person or group to obtain control of the Corporation.

     Classified Board of Directors. The Corporation's Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, it will be more difficult to change the composition of the Corporation's Board of Directors, which may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Corporation.

     Shareholder Nominations. The Corporation's Bylaws require notice to the Chairman of the Board of the Corporation, in advance of any shareholders' meeting, of nominations by any shareholders of candidates for election as directors. In addition, shareholders that wish to make director nominations must provide the Corporation with certain specified information. These requirements may have the effect of precluding director nominations if the proper procedures are not followed and may discourage or deter a third party from conducting a solicitation of proxies to consider matters, including issues relating to the control of the Corporation.

     Ability to Consider Other Constituencies. The Corporation's Articles of Incorporation permit the Board of Directors, in determining what it believes to be in the best interests of the Corporation when facing a proposed acquisition or merger, to consider the social and economic effects on the employees, customers, suppliers and other constituents of the Corporation, the communities in which offices or other establishments of the Corporation are located and the desirability of maintaining independence from any other entity, in addition to considering the effects of any action on the Corporation or its shareholders.

     Supermajority Voting Requirement. Under the Corporation's Articles of Incorporation, certain business combinations, amendments to certain provisions of the Corporation's Articles of Incorporation and Bylaws or the adoption or contrary provisions and certain other matters may not be adopted or approved by the shareholders without the affirmative vote of at least 75% of the outstanding shares of the Common Stock, subject, in some cases, to certain further limitations. These provisions may render it more difficult to effect a change of control of the Corporation and, as a result, may have the effect of deterring a tender offer or other acquisition proposal involving the Corporation.

LIMITATION OF DIRECTORS' LIABILITY

     The Corporation's Articles of Incorporation eliminate, to the fullest extent permitted by applicable law, the personal liability of directors to the Corporation or its shareholders for monetary damages for breaches of such Directors' duty of care or other duties as a director. This provision of the Articles of Incorporation will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Corporation. Under current Georgia law, the Articles of Incorporation do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Corporation, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transactions from which the director received an improper personal benefit.

GEORGIA ANTI-TAKEOVER STATUTES

     The Georgia Business Corporation Code restricts certain business combinations with interested shareholders and contains fair price requirements applicable to certain mergers with certain "interested shareholders" that are summarized below. In accordance with the provisions of these statutes, the Corporation has elected to be covered by the restrictions imposed by these statutes.

     The Georgia business combination statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Corporation does, and where the acquiror became an "interested shareholder" of the corporation, unless either (i) the transaction resulting in such acquiror becoming an "interested shareholder" or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder or (ii) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of this statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The law prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The law restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

     The Georgia fair price statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder unless (i) certain "fair price" criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder or
(iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve month period. The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

                              PLAN OF DISTRIBUTION

     The Corporation may sell the Common Stock directly to purchasers or through agents, underwriters or dealers. The distribution of the Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Common Stock.

     In connection with the sale of the Common Stock, agents or underwriters acting on behalf of the Corporation may receive compensation from the Corporation or from purchasers of the Common Stock for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Agents, underwriters and dealers that participate in the distribution of the Common Stock may be deemed to be underwriters for purposes of the Securities Act, and any discounts, concessions or commissions received by them from the Corporation and any profit on the resale of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Corporation will be described, in the Prospectus Supplement relating to such Common Stock.

     Under agreements which may be entered into by the Corporation, agents, underwriters, dealers and their controlling persons who participate in the distribution of the Common Stock may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act, and to certain rights of contribution from the Corporation.

     The participation of any affiliate of the Corporation in the offer and sale of the Common Stock will be made pursuant to and will conform with the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

     Agents, underwriters or dealers and their respective affiliates may be customers of (including borrowers from), engage in transactions with, and/or perform services for, the Corporation and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Corporation by Raymond D. Fortin, Senior Vice President -- Legal and Corporate Secretary. As of September 30, 1998, Mr. Fortin beneficially owned 23,000 shares of Common Stock and held options to purchase 4,800 shares of Common Stock.

                                    EXPERTS

     The audited consolidated financial statements of the Corporation incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Crestar Financial Corporation and Subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to their reliance on another auditors' report with respect to amounts related to Citizens Bancorp for 1996 and 1995 included in the aforementioned consolidated financial statements.

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                                2,700,000 SHARES

                              SUNTRUST BANKS, INC.

                                  COMMON STOCK

               -------------------------------------------------

                             PROSPECTUS SUPPLEMENT
               -------------------------------------------------

                                DECEMBER 4, 1998

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